November 9, 2018

Marshall D. Smith
Chief Financial Officer
California Resources Corporation
27200 Tourney Road, Suite 315
Santa Clarita, California 91355

       Re: California Resources Corporation
           Form 10-K for Fiscal Year Ended December 31, 2017
           Filed February 27, 2018
           Form 10-Q for Fiscal Quarter Ended September 30, 2018
           Filed November 1, 2018
           File No. 001-36478

Dear Mr. Smith:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2017

Properties
Our Reserves
Proved Undeveloped Reserves, page 32

1.    Provide us, as supplemental information, the following:

          An aging, by year initially booked, of your proved undeveloped reserves as of
          December 31, 2017 and December 31, 2016;
          A schedule showing, by year, the locations, volumes and capital expenditures associated with the development plans underlying your disclosed proved undeveloped
 Marshall D. Smith
California Resources Corporation
November 9, 2018
Page 2
             reserves as of December 31, 2017 and December 31, 2016; and,
             A schedule which reconciles, as of December 31, 2017 and December 31, 2016, total planned capital expenditures associated with converting your proved undeveloped reserves to total future development costs per the standardized measure of discounted future net cash flows appearing on page 119 of your filing.

Form 10-Q for Fiscal Quarter Ended September 30, 2018

Notes to Consolidated Financial Statements
Note 6 - Joint Ventures
Non-controlling Interests, page 12

2. Tell us and disclose in more detail how you determined that the Class A common interests and Class B preferred interests held by ECR Corporate Holdings L.P. should be classified as redeemable non-controlling interest in mezzanine equity on your balance sheet. In addition, include the redemption amount on the balance sheet, as outlined in the disclosure requirements in Rule 5-02(27) of Regulation S-X. As part of your response, please cite relevant authoritative accounting guidance which supports the basis for your conclusions and the measurement of the carrying value of the non-controlling interests.
Note 7 - Acquisitions and Divestitures
Acquisitions, page 13

3. With respect to the Elk Hills transaction, please provide disclosures, as applicable, in accordance with FASB ASC 805-10-50-2(h).
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Jeannette Wong, Staff Accountant, at (202) 551-2137 or Kimberly
Calder, Assistant Chief Accountant, at (202) 551-3701 if you have questions regarding comments on the financial statements and related matters. You may contact Brad Skinner,
Senior Assistant Chief Accountant, at (202) 551-3489 if you have questions regarding engineering comments, or any other matters.



FirstName LastNameMarshall D. Smith                             Sincerely,
Comapany NameCalifornia Resources Corporation
                                                                Division of
Corporation Finance
November 9, 2018 Page 2                                         Office of
Natural Resources
FirstName LastName